Consent of Independent Registered Public Accounting Firm

     We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Hess Corporation for the registration of an unlimited amount of Debt Securities, Warrants, Common Stock, Preferred Stock, Depositary Shares, Purchase Contracts and Units and to the incorporation by reference therein of our reports dated February 20, 2009, with respect to the consolidated financial statements and schedule of Hess Corporation and consolidated subsidiaries, and the effectiveness of internal control over financial reporting of Hess Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.


/s/ Ernst & Young LLP


New York, New York
February 20, 2009


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